U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING

                                            SEC FILE NUMBER
                                            0-26048
                                            CUSIP NUMBER
                                            none
(Check One):
|_| Form 10-K and Form 10-KSB
|_| Form 20-F
|_| Form 11-K
|X| Form 10-Q and Form 10-QSB
|_| Form N-SAR
         For Period Ended:  Sepember 30, 1998

|_| Transition Report on Form 10-K |_| Transition Report on Form 20-F |_| Transition Report on Form 11-K |_| Transition Report on Form 10-Q |_| Transition Report on Form N-SAR
         For the Transition Period Ended:

     Read Attached Instruction Sheet Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information
         Full Name of Registrant
         WNC HOUSING TAX CREDIT FUND IV L.P.  SERIES 1

         Former Name if Applicable

         Address of Principal Executive Office
         (Street and Number) City, State and Zip Code

         3158 Redhill Avenue, Suite 120, Costa Mesa, CA  92626

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b),the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_| (b) The subject annual report, semi-annual report, transtion report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

Information has not been received from the limited partnerships in which the registrant has investments.

Part IV--Other Information

     (1) Name and telephone number of person to contact in regard to this notification

Theodore M. Paul (714) 662-5565

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                    |_| Yes   |X| No
     FORM 10K for annual  period ended  December 31, 1995
     FORM 10Q for the quarterly period  ended March 31, 1996
     FORM 10Q for the  quarterly  period  ended June 30,1996
     FORM 10Q for the quarterly period ended September 30, 1996
     FORM 10K for annual  period ended  December 31, 1996
     FORM 10Q for the  quarterly  period  ended March 31,1997
     FORM 10Q for the  quarterly  period  ended June 30,1997
     FORM 10Q for the quarterly period ended September 30, 1997
     FORM 10K for annual  period ended  December 31, 1997
     FORM 10Q for the  quarterly  period  ended March 31,1998
     FORM 10Q for the  quarterly  period  ended June 30,1998

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                    |_| Yes   |X| No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     WNC HOUSING TAX CREDIT FUND IV L.P. SERIES 1 has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

WNC HOUSING TAX CREDIT FUND IV L.P.  SERIES 1

By:    WNC Tax Credit Partners IV, L.P.     General Partner


By:    WNC & Associates, Inc.       General Partner



By  /s/ Theodore M. Paul
     -------------------------
Theodore M. Paul  Vice President - Finance

Date: November 16, 1998